4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES INITIATION OF ENROLLMENT IN
PIVOTAL PHASE III MEND-CABG II STUDY

WINNIPEG, Manitoba – (November 17, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced it has commenced enrollment in the MEND-CABG II study. This single confirmatory Phase III study for registration will evaluate the cardioprotective effects of the Company’s FDA Fast Tracked product, MC-1, in approximately 3,000 patients undergoing coronary artery bypass graft (CABG) surgery.

“We are very pleased to have commenced the final stage of clinical development for MC-1 in CABG surgery. We look forward to the study outcome with confidence based on the positive results from the previous Phase II studies with MC-1,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We are appreciative of the support from the MEND-CABG II principal investigators and study chairs, who, along with the rest of the project team, were able to finalize the protocol and commence enrollment according to schedule.”

“There are currently no approved cardioprotective products to reduce cardiovascular events after CABG surgery. MC-1 has the opportunity to be the first such product available to help the hundreds of thousands of patients undergoing CABG surgery every year” added Dr. Friesen.

About MEND-CABG II

MEND-CABG II is a double-blind, randomized, placebo-controlled clinical trial that will enroll up to 3,000 patients undergoing CABG surgery at approximately 120 cardiac surgical centers throughout North America and Europe. The study design was reviewed with the United States Food and Drug Administration (FDA). Study patients will be randomized to receive placebo or MC-1 250mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II is the reduction in the composite of cardiovascular death and non-fatal myocardial infarction up to POD 30. Study patients will be followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis.

Medicure is conducting the MEND-CABG II study in conjunction with the Duke Clinical Research Institute (DCRI) and Montreal Heart Institute (MHI). Principal investigators for the study are Dr. Robert Harrington, Director of DCRI, and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI. Dr. Jean-Claude Tardif, Director of the Research Centre, MHI, will serve as co-chair of the MEND-CABG II steering committee together with Dr. Robert W. Emery, Jr., Cardiac Surgical Associates.

The study protocol and entry criteria for MEND-CABG II closely follow that of the Phase II MEND-CABG study, the results of which were announced in December 2005. MEND-CABG was a Phase II study involving 901 patients that evaluated two doses of MC-1, 250 mg and 750 mg, versus placebo in patients undergoing CABG surgery. While efficacy was seen with both dose groups, the 250 mg dose of MC-1 had the strongest effect with a 37.2% reduction in the composite of cardiovascular death, non-fatal myocardial infarction (peak CK-MB =>100ng/ml), and non-fatal stroke versus placebo (p=0.028) . The reduction in the composite endpoint was driven by a significant 46.9% decrease in the incidence of non-fatal myocardial infarction (peak CK-MB =>100ng/ml) with the 250 mg dose of MC-1 versus placebo (p=0.008) . The clinical results reported at POD 30 were maintained throughout the 90 day follow up period (POD 90). Safety analysis included in the MEND-CABG study demonstrated MC-1 was safe and well tolerated at both dose levels. The incidence of adverse events in the study was comparable across both treatment and control groups.

About MC-1

MC-1 is a novel cardioprotective compound that prevents cardiac damage via inhibition of the purinergic receptors on cardiomyocytes (heart muscle cells). Medicure has completed two Phase II studies with MC-1 demonstrating its cardioprotective efficacy. In addition to the MEND-CABG study outlined above, the 60 patient MEND-1 study demonstrated that MC-1 had a statistically significant reduction in the cardiac enzyme CK-MB in patients undergoing percutaneous coronary intervention (PCI). MC-1 received a Fast Track Designation from the FDA in 2005.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of

1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com